[redacted]

15048474

*AB 3/12

UNI
SECURITIES AND
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65239

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Quantlab Securities, LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4200 Montrose Boulevard, Suite 200
(No. and Street)

Houston (City) Texas (State) 77006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mark F. Hansen (713) 333-5445
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Conklin Hruzek & Co., P.C.
(Name – *if individual, state last, first, middle name*)

801 Travis, Suite 2050 (Address) Houston (City) Texas (State) 77002 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/13

OATH OR AFFIRMATION

I, Mark F. Hansen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Quantlab Securities, LP, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CHARLOTTE E. DAWSON
MY COMMISSION EXPIRES
June 22, 2017

Notary Public

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

QUANTLAB SECURITIES, LP
(SEC Identification No. 8-65239)

Statement of Financial Condition
with Independent Auditors' Report Thereon

December 31, 2014

CONKLIN HRUZEK & CO., P. C.
CERTIFIED PUBLIC ACCOUNTANTS

801 Travis, Suite 2050
Houston, Texas 77002-5730
(713) 224-2300
Fax (713) 225-3718

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners
Quantlab Securities, LP

We have audited the accompanying statement of financial condition of Quantlab Securities, LP (the Partnership), a Delaware limited partnership, as of December 31, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. Quantlab Securities, LP's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Partnership is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial condition of Quantlab Securities, LP as of December 31, 2014, in accordance with accounting principles generally accepted in the United States of America.

Conklin Hruzek & Co., P.C.

Houston, Texas
February 23, 2015

QUANTLAB SECURITIES, LP

Statement of Financial Condition

December 31, 2014

Assets

Cash	$	23,505,058
Other receivables		81,832
Prepaid expenses		56,098
Other assets		4,000
Total assets	$	23,646,988

Liabilities and Partners' Capital

Payable to broker-dealers and clearing organizations	$	19,861,590
Accounts payable and accrued expenses		67,433
Payable to affiliates and associated partnerships		497,868
Total liabilities		20,426,891
Partners' capital:		
General partner		39,515
Limited partners:		
Limited partnership interest		3,151,941
Class B limited partner		28,641
Total limited partners		3,180,582
Total partners' capital		3,220,097
	$	23,646,988

The accompanying notes are an integral part of the statement of financial condition.

(1) Organization, Nature of Business and Summary of Significant Accounting Policies

The organization, nature of business and a summary of the significant accounting policies of Quantlab Securities, LP is set forth below:

(a) Quantlab Securities, LP ("The Partnership") was organized as a Delaware limited partnership pursuant to an agreement of limited partnership dated as of December 7, 2001. The Partnership is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority, Inc. The Partnership's office is located in Houston, Texas.

The term of the Partnership is through December 31, 2051. The Partnership may continue, by unanimous consent, from calendar year to calendar year until terminated, as provided in the partnership agreement. However, the term of the agreement shall not be extended beyond December 31, 2065.

(b) The Partnership receives brokerage commissions and other fees from transactions in certain investment accounts maintained by other clients of QCM Cayman, Ltd. ("QCMC"), on a fully disclosed basis. QCMC, a Cayman Islands exempted company, is a registered investment adviser under the Investment Advisers Act of 1940. The limited partner of the Partnership also has a beneficial interest in QCMC.

(c) The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(d) Securities transactions and all related revenue and expense are recorded in the accounts on a trade date basis.

(e) The Partnership is not a taxpaying entity for federal income tax purposes. The income or loss of the Partnership is included in the separate income tax returns of the partners. Accordingly, no provision is made for federal income taxes payable or receivable in the Partnership's financial statements. At December 31, 2014, there were no material differences between the tax basis and reported amounts of the Partnership's assets.

(f) Cash includes cash on hand, bank checking and money markets.

(2) Fair Value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 – Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market that the partnership has the ability to access at the measurement date (examples include active exchange-traded equity securities, listed derivatives, and most U.S. Government and agency securities).

- Level 2 – Financial assets and liabilities whose values are based on quoted prices in markets where trading occurs infrequently or whose values are based on quoted prices of instruments with similar attributes in active markets.

- Level 3 – Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect managements' own assumptions about the assumptions a market participant would use in pricing the asset or liability.

As of December 31, 2014 the Partnership held no assets and liabilities to be measured at fair value.

(3) Cash

The Partnership maintains its cash in bank deposit accounts which at times may exceed federal insured limits. As of December 31, 2014, the uninsured portion of cash amounted to $22,505,058. The Partnership has not experienced any losses in such accounts. The Partnership believes it is not exposed to any significant credit risk on cash and cash equivalents.

(4) Receivable from and Payable to Broker-Dealers and Clearing Organizations

The Partnership has agreements with two clearing organizations whereby the organizations perform clearing functions for all security transactions with customers and broker-dealers.

(5) Related Party Transactions

Quantlab Financial, LLC ("QLF"), a Delaware limited liability company and sole parent of QCMC, provides the Partnership with management services, office facilities and pays various overhead expenses on behalf of the Partnership. The monthly fees for management services are adjustable every six months.

The Partnership has entered into license agreements with Resonant Partners, LP ("Resonant"). The limited partner of the Partnership also has a beneficial interest in Resonant. The agreements are for certain proprietary software technology for which the Partnership pays a monthly software royalty. The royalties are adjustable upon agreement of the Partnership and Resonant.

The Partnership has a payable to the investment fund or its wholly owned subsidiary, under an agreement with their registered investment adviser, QCMC of $497,868 at December 31, 2014. The Partnership's limited partner is also a limited partner of the investment funds.

The ultimate parent of QLF has a beneficial interest of less than 2% in the parent of one of the Partnership's clearing brokers. Payable to broker-dealer and clearing organizations included $227,134 owed to this clearing broker at December 31, 2014.

(6) Concentrations of Credit Risk

The Partnership is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Partnership may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Partnership's policy to review, as necessary, the credit standing of each counterparty.

(7) Contingencies

In the normal course of business, the Partnership is subject to regulatory examinations or other inquiries. These matters could result in censures, fines or other sanctions. The Partnership is unable to predict the outcome of these matters. However, the Partnership believes the outcome of any resulting actions will not be material to its financial statements.

(8) Net Capital Requirements

The Partnership is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Retained earnings may be restricted as to payment of dividends if this ratio exceeds 10 to 1. At December 31, 2014, the Partnership had net capital of $3,155,507 which exceeded its required net capital of $1,361,793 by $1,793,714. The Partnership's agreement with one of its clearing brokers requires net capital of not less than $1,000,000. The Partnership's ratio of aggregate indebtedness to net capital was 6.47 to 1. There were no liabilities subordinated to the claims of general creditors during 2014.

(9) Income Taxes

The Partnership is subject to a Texas gross margin tax as a limited liability entity under state law. The tax is accounted for as an income tax under generally accepted accounting principles.

(10) Partners' Capital

Partners' capital consists of the general partnership interest and limited partnership interests (including Class B). Losses of the Partnership are allocated to the partners, other than Class B limited partners, in proportion to their respective percentage interests (as such term is defined in the limited partnership agreement) in the Partnership. Profits, after taking into account the special allocation of profits to the Class B limited partners, are allocated to the partners (other than the Class B limited partners) in accordance with each partner's percentage interest, provided that profits from capital events (as such term is defined in the limited partnership agreement) have a special allocation hierarchy to account for certain equity thresholds. The Class B limited partners receive a special allocation of the annual profits of the Partnership as determined by a vote of the partners (other than the Class B limited partners).

(11) Subsequent Events

Management has evaluated whether subsequent events for transactions which have occurred after December 31, 2014 require recognition or disclosure in the financial statements through February 23, 2015, which is the date the financial statements were available to be issued. No events require disclosure.